UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

YOU On Demand Holdings, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

Steven Michael Oliveira
18 Fieldstone Court
New City, NY 10956
(845) 634-5620

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS STEVEN MICHAEL OLIVEIRA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	7.	SOLE VOTING POWER	698,980 (1)
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	698,980 (1)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,980 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Amount includes 332,764 shares of the Issuer’s Common Stock, 87,500 shares of the Issuer’s Series C Preferred Stock (convertible into 140,000 shares of the Issuer’s Common Stock) and warrants exercisable for the purchase of an aggregate of 226,216 shares of the Issuer’s Common Stock at an exercise price of $1.50.

(2)	As the Reporting Person no longer owns at least 5% of the Issuer’s Common Stock, this amendment to Schedule 13D constitutes an “exit filing” for the Reporting Person.

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010 (the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns (i) 332,764 shares of the Issuer’s Common Stock, (ii) 87,500 shares of the Issuer’s Series C Preferred Stock, which are convertible into 140,000 shares of the Issuer’s Common Stock, and (iii) warrants exercisable for the purchase of an aggregate of 226,216 shares of the Issuer’s Common Stock at an exercise price of $1.50.  As calculated in accordance with Rule 13d-3(d)(1) of the Act, and assuming (i) the conversion of all Series C Preferred Stock of the Issuer and (ii) exercise of all warrants to purchase shares of the Issuer’s Common Stock held by the  Reporting Person, the Reporting Person is deemed to own an aggregate of 698,980 shares of Common Stock, representing 4.4% of the total outstanding shares of the Issuer as of September 26, 2013.

(b)  The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Amendment No. 1 as well as Item 5(a) hereof are incorporated herein by reference.

(c) Information concerning transactions in the Shares effected by the Reporting Person is set forth below:

Date of Transaction	Shares Purchased (Sold)	Price Per Share*
09/26/2013**	(61,839)	$1.6500
09/18/2013	(1,400)	$ 1.3521
09/17/2013	(5,000)	$1.4075
09/16/2013	(5,000)	$1.4189
09/13/2013	(5,000)	$1.5019
09/12/2013	(5,000)	$1.5252
09/11/2013	(5,000)	$1.5350
09/10/2013	(5,000)	$1.5551
09/09/2013	(5,000)	$1.5184
09/03/2013	(5,000)	$1.5157
06/11/2013	(10,000)	$1.7500
06/10/2013	(122)	$1.6500
06/10/2013	(100)	$1.7500
06/06/2013	(9,400)	$1.6500
06/05/2013	(10,100)	$1.6359
06/04/2013	(14,600)	$1.6549
06/03/2013	(6,959)	$1.6500
05/31/2013	(35,700)	$1.7164
05/30/2013	(20,000)	$1.7265
05/29/2013	(10,000)	$1.7500
05/28/2013	(10,000)	$1.6812
05/24/2013	(10,000)	$1.6972
05/23/2013	(10,000)	$1.7118
05/21/2013	(800)	$1.8544

*    Excluding commissions.
**  Private transaction

Except as otherwise indicated, all of the transactions in Shares listed above were effected in the open market.

(e) The Reporting Person ceased to be a beneficial owner of more than 5% of the Issuer’s Common Stock on September 26, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2013

/s/ STEVEN OLIVEIRA
Steven Oliveira